U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

COMMISSION FILE NUMBER: 001-36755

NOTIFICATION OF LATE FILING

Check One:

☒	Form 10-K
☐	Form 20-F
☐	Form 11-K
☐	Form 10-Q
☐	Form 10-D
☐	Form N-SAR
☐	Form N-CSR

For Period Ended: December 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:  N/A

PART I.                      REGISTRANT INFORMATION.

The registrant is JRjr33, Inc. (the “Company”).  The address of the Company’s principal executive office is 2950 North Harwood Street, 22nd Floor, Dallas, Texas 75201.

PART II.                      RULES 12B-25 (B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the Company seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

☒           (a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒           (b)          The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐           (c)           The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III.                      NARRATIVE
In connection with the preparation of the financial statements of JRjr33, Inc. (“we”, “our” or the “Company”) for the fiscal year ended December 31, 2015, and following discussions with the chairman of our audit committee, our board of directors and our auditors, management concluded that the Company is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Form 10-K”) within the prescribed time period (on or before March 30, 2016) without unreasonable effort or expense.
The Form 10-K could not be filed within the prescribed time period because the Company needs additional time to compile and review certain information and consequently to provide such financial information to its auditors so that they can complete their audit of the financial statements to be included in the Form 10-K. Management and the audit committee of the Company's board of directors are actively working to compile and review this information.  The Company believes that the Annual Report will be completed and filed within the fifteen day extension period provided in Rule 12b-25 of the Securities and Exchange Act of 1934, as amended.

PART IV.                      OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Christopher Brooks                (469) 913-4120

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Company was required to file such report(s) been filed? If the answer is no, identify report(s).

☒   Yes                                           ☐ No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings to be included in the subject report or portion thereof?

☒ Yes                                           ☐ No

The Company expects to report an improvement in Net Loss for the twelve months ended December 31, 2015 compared to the twelve months ended December 31, 2014 and an increase in Net Revenue for the twelve months ended December 31, 2015 compared to the twelve months ended December 31, 2014; however, until management completes its review and assessment, the Company is currently unable to reasonably quantify the specific change in Net Loss and Net Revenue at this time.

JRjr33, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

JRjr33, Inc.

Dated: March 30, 2016	By:	/s/ Christopher Brooks
Christopher Brooks
Chief Financial Officer